UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the plan:	A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

B.	Name of Issuer of securities held pursuant to the plan and address of its principal executive office:

A. T. CROSS COMPANY ONE ALBION ROAD LINCOLN, RHODE ISLAND 02865

Financial Statements of the Plan:

A.T. Cross Company
Defined Contribution
Retirement Plan

Financial Statements for the Years Ended
December 31, 2005 and 2004, Supplemental
Schedule as of December 31, 2005, and
Report of Independent Registered Public
Accounting Firm

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:
Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Plan Committee, Participants and Trustees
of the A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of A.T. Cross Company Defined Contribution Retirement Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 27, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ STOWE & DEGON

Worcester, Massachusetts

June 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Plan Committee, Participants and Trustees
of the A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE, LLP

Boston, Massachusetts

June 27, 2005

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments:
A.T. Cross Company common stock	$ 512,150	$ 719,348
Mutual funds	29,935,554	28,634,873
Common/collective trusts	15,780,195	17,715,191
Participant loans	1,009,472	972,148

Total investments	47,237,371	48,041,560

Contributions receivable:
Participant contributions	-	24,499
Employer contributions	-	8,828

Total contributions receivable	-	33,327

Interest and dividends receivable	-	57,553

Total assets	47,237,371	48,132,440

LIABILITIES - Fees payable	1,963	2,100

NET ASSETS AVAILABLE FOR BENEFITS	$ 47,235,408	$ 48,130,340

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$ 172,650	$ 1,594,938
Interest and dividend income	1,995,979	1,247,683

Total investment income	2,168,629	2,842,621

Contributions:
Participants	1,606,767	1,438,804
Employer	541,112	356,235

Total contributions	2,147,879	1,795,039

Total additions	4,316,508	4,637,660

DEDUCTIONS:
Administrative expenses	23,750	24,850
Benefits paid to participants	5,187,690	4,367,764

Total deductions	5,211,440	4,392,614

NET INCREASE (DECREASE)	(894,932)	245,046

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,130,340	47,885,294

End of year	$ 47,235,408	$ 48,130,340

See notes to financial statements

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the "Company"). The Plan is administered by a committee of three people appointed by the Company (the "Employee Benefits Plan Committee") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee of the Plan - Bank of America is the trustee of the Plan. As trustee, Bank of America holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the Plan administrator.

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire.

Contributions - Upon entry into the Plan, a participant may contribute to the Plan an amount equal to any percentage from 1 percent to, and including, 25 percent of his or her annual salary. The Company contributes to the Plan an amount equal to 50 percent of each participant's contribution up to a maximum participant contribution of 6 percent of the participant's salary. The Plan also allows for profit-sharing contributions at the discretion of the Board of Directors. A participant must complete 1 year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2005 and 2004. Contributions are subject to certain Internal Revenue Code (the "Code") limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary profit-sharing contributions and (2) Plan earnings and charged with an allocation of Plan losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions are based on the participant's eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and Company matching and discretionary profit-sharing contributions into various investment options offered by the Plan. The Plan offers several mutual funds, common/collective trusts and Company common stock as investment options for participants.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans - Participants may borrow from their fund accounts from a minimum of $1,000 up to 50 percent of their vested account balances or a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any date. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates as determined by the Plan administrator.

Withdrawals - Withdrawals from the participant's vested portion of the Plan are permitted prior to retirement if the participant is able to demonstrate financial hardship as defined by the Code.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary profit-sharing contributions is at a rate of 20 percent for each year a participant works 1,000 hours.

If a participant leaves the Company prior to becoming 100 percent vested in the Company's matching and discretionary profit-sharing contributions, the nonvested portion of the Company's matching and discretionary profit-sharing contributions will be forfeited if the participant does not return to work at the Company within one year.

Forfeited Accounts - Forfeited matching contributions will be used to reduce future Company matching contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. During the years ended December 31, 2005 and 2004, Company matching contributions were reduced by $2,210 and $148,258, respectively, from forfeited nonvested accounts.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant can elect to receive a lump-sum distribution equal to the vested interest in his or her account, or, alternately, to have the Plan establish a monthly payment schedule to distribute the benefits in substantially equal installments to the participant over a period of time.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits - Benefits to participants are recorded when paid.

Investment Valuation and Income Recognition - The Plan invests in A.T. Cross Company's common stock, common/collective trusts and various mutual funds. The Plan's investments are stated at fair value. A.T. Cross Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common/collective trusts generally are valued at the redemption value established by the trustee, which is based on the fair value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported as net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that, such changes could materially affect the amounts reported in the financial statements.

Recently Issued Accounting Standards - On December 29, 2005, the Financial Accounting Standards Board ("FASB") issued a Staff Position paper ("FSP") on the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, with earlier application permitted. The FSP must be applied retroactively to all prior periods presented. The Plan intends to adopt the FSP for the Plan year ending December 31, 2006. Management does not believe that this new standard will have a material impact on our financial statements.
3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.
4.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	INVESTMENTS

During 2005 and 2004, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2005	2004

A.T. Cross Company Common Stock	$ (120,652)	$ (264,333)

Common/collective trusts:
Fleet Easy Investment Option Aggressive Growth Fund	(924)	24,740
Fleet Easy Investment Option Balanced Growth Fund	292	10,469
Fleet Easy Investment Option Balanced Income Fund	1,992	11,495
Fleet Easy Investment Option Conservative Income Fund	8,133	28,111
Fleet Easy Investment Option Growth Fund	320	10,700
Fleet Stable Asset Fund	17,974	28

Mutual funds:
AIM Small Company Growth Fund	-	2,639
American Century Income and Growth Fund	-	(935)
American Funds AMCAP Fund	212,767	7,877
Columbia Acorn Fund - Class Z	304,030	162,372
Columbia Balanced Fund	(132,416)	425,049
Columbia Large Cap Index Fund	(4,417)	14,283
Columbia Quality Plus Bond Fund - Class Z	-	(48,167)
Columbia Small Company Equity Fund - Class Z	(230,164)	365,061
Columbia Core Bond Fund - Class Z	(47,826)	-
Fidelity Advisor Mid-Cap Fund	(137,418)	196,321
Fidelity Advisor Freedom Income	1,555	-
Fidelity Advisor Freedom 2010	17,785	-
Fidelity Advisor Freedom 2020	42,887	-
Fidelity Advisor Freedom 2030	5,309	-
Fidelity Advisor Freedom 2040	5,915	-
Janus Fund	(58,016)	193,429
Oppenheimer Quest Balanced Fund	(1,539)	29,962
Putnam International Equity Fund	230,068	288,712
Putnam Vista Fund	57,312	60,473
Goldman Sachs Mid Cap Value Fund	27,890	-
T Rowe Price Equity Income Fund	(28,207)	76,652

Net appreciation	$ 172,650	$ 1,594,938

5.	INVESTMENTS (CONTINUED)

Investments that represented five percent or more of the Plan's net assets available for benefits at December 31 are as follows:

	2005	2004

Columbia Small Company Equity Fund - Class Z	$ -	$ 3,674,147
Columbia Acorn Fund - Class Z	4,806,521	-
Fleet Stable Asset Fund	15,780,195	16,430,019
American Funds AMCAP Fund Inc CLA	4,841,816	-
Columbia Quality Plus Bond Fund - Class Z	-	2,415,659
Janus Fund	-	4,572,405
Columbia Balanced Fund	-	10,002,963
Oppenheimer Quest Balanced Fund A	9,936,721	-

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's investments include shares of mutual funds and common/collective trusts managed by Bank of America, the trustee. The transactions involved in these investments qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $23,750 and $24,850 in 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held 119,331 and 139,757 units, respectively, of common stock of the Company, with a cost basis of $713,154 and $920,931, respectively.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.	CHANGE IN INVESTMENT OPTIONS

Effective June 1, 2005, the Plan added and eliminated certain participant-directed investment options. Participant balances in the eliminated investment options were transferred to the existing investment options having the closest investment objective and risk. The sale of the eliminated investment options resulted in a realized loss of $2,382,070.
9.	VOLUNTARY COMPLIANCE RESOLUTION

The Company filed an application for a compliance statement under the Internal Revenue Service's ("IRS") Voluntary Compliance Program during May of 2003. The application proposed corrections for operational failures identified for the Plan years extending from 1996 through 2001, during which matching contributions and forfeitures related to these contributions were misallocated. The IRS issued a compliance statement, dated July 27, 2004, approving the proposed corrections and documenting that the IRS will not pursue sanction of Plan disqualification on account of the operational failures identified in the application provided that all corrections are completed within the time prescribed. Corrective adjustments were completed by the Company in November 2004.

******

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
EIN: 05-0126220
PLAN: 002

FORM 5500 - SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(c)	Description of Investment,
Including Maturity Date,
(b)	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost **	Value

*	A.T. Cross Company	Common stock	$ 512,150
*	Bank of America	Fleet Stable Asset Fund	15,780,195
American Funds	AMCAP Fund Inc CLA	4,841,816
Columbia	Columbia Acorn Fund - Class Z	4,806,521
Columbia	Columbia Large Cap Index - Class Z	332,652
Columbia	Columbia Core Bond Fund - Class Z	2,288,796
Fidelity	Fidelity Advisor Freedom Income	111,290
Fidelity	Fidelity Advisor Freedom 2010	676,056
Fidelity	Fidelity Advisor Freedom 2020	878,651
Fidelity	Fidelity Advisor Freedom 2030	138,886
Fidelity	Fidelity Advisor Freedom 2040	125,740
Oppemheimer	Oppemheimer Quest Balanced Fund A	9,936,721
Putnam	International Equity Fund - Class A	2,291,462
Putnam	Vista Fund	462,405
T Rowe Price	T Rowe Price Equity - Income Advisor	993,657
Goldman Sachs	Mid Cap Value Fund	2,050,901

*	Plan participants	Loans to participants with interest rates ranging from 5.0% to 10.5%, due in various installments through November 2010

1,009,472

TOTAL INVESTMENTS	$ 47,237,371

*	Party in interest
**	Cost information is not required for participant-directed investments and therefore is not included.

Exhibits:

Exhibit 23.1	Consent of Stowe & Degon to the incorporation by reference of the Plan's financial statements into Registration Statement No. 333-42915 on Form S-8.
Exhibit 23.2	Consent of Deloitte & Touche, LLP to the incorporation by reference of the Plan's financial statements into Registration Statement No. 333-42915 on Form S-8.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

Date:	June 28, 2006	By:	Bank of America, Trustee

		By:	/s/ JUDITH A. TATON
Judith A. Taton
			Title:	Vice President